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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RTW, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
74974R 20 6
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74974R 20 6

1	NAMES OF REPORTING PERSONS: John W. Prosser

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		338,281

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		37,500

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		338,281

WITH:	8	SHARED DISPOSITIVE POWER:

		37,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	338,281

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

The Schedule 13G of John W. Prosser is hereby amended to read as follows:
Item 4. Ownership:
(a)	Amount beneficially owned: As of December 31, 2006, Mr. Prosser owned 330,781 shares of RTW’s common stock and held options exercisable within 60 days of December 31, 2006 to purchase an additional 7,500 shares. Mr. Prosser is a trustee of the Polly Jane Wolner Children’s Trust, which owned 31,725 shares and is a trustee of the Polly J. Wolner 1994 Irrevocable Trust, which owned 5, 775 shares at December 31, 2006. Mr. Prosser disclaims beneficial ownership of the shares owned by the Trusts.

(b)	Percent of Class: Based on 5,236,000 shares of RTW common stock outstanding as of December 31, 2006 (according to the RTW Form 10-Q for the quarter ended September 30, 2006), and including the 330,781 shares owned by Mr. Prosser and the 7,500 shares subject to exercisable options, Mr. Prosser beneficially owned 6.5 percent of RTW’s common stock.

(c)	Power to Vote of Dispose of Shares Mr. Prosser has the power to vote or dispose of the shares as follows:
(i)	Sole power to vote or direct the vote: 338,281 (includes options exercisable within 60 days of December 31, 2006 to purchase 7,500 shares).

(ii)	Shared power to vote or direct the vote: 37,500

(iii)	Sole power to dispose or direct the disposition: 338,281 (includes options exercisable within 60 days of December 31, 2006 to purchase 7,500 shares).

(iv)	Shared power to dispose or direct the disposition: 37,500.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007	/s/ John W. Prosser
John W. Prosser